Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of dollars, except share data) (unaudited)	June 30 2010	December 31 2009
Assets
Current assets
Cash and cash equivalents (note 4)	$104	$392
Accounts receivable	1,361	987
Inventories	1,688	1,520
Prepaid expenses	43	12

	3,196	2,911
Property, plant and equipment	37,669	36,289
Less accumulated depletion, depreciation and amortization	16,006	15,035

	21,663	21,254
Goodwill	696	689
Contribution receivable	1,352	1,313
Other assets	198	128

	$27,105	$26,295

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$1,994	$2,185
Long-term debt (note 6)	4,016	3,229
Contribution payable	1,542	1,500
Other long-term liabilities (note 7)	1,050	1,036
Future income taxes	3,963	3,932
Commitments and contingencies (note 8)
Shareholders’ equity
Common shares (note 9)	3,585	3,585
Retained earnings	10,933	10,832
Accumulated other comprehensive income	22	(4)

	14,540	14,413

	$27,105	$26,295

Common shares outstanding (millions) (note 9)	849.9	849.9

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	1

Consolidated Statements of Earnings and Comprehensive Income

	Three months ended June 30		Six months ended June 30
(millions of dollars, except share data) (unaudited)	2010	2009	2010	2009
Sales and operating revenues, net of royalties	$4,568	$3,916	$9,039	$7,566
Costs and expenses
Cost of sales and operating expenses	3,615	2,658	7,007	5,312
Selling and administration expenses	76	73	135	124
Stock-based compensation (note 9)	(1)	7	(1)	3
Depletion, depreciation and amortization	511	450	996	920
Interest—net (note 6)	55	50	104	88
Foreign exchange (note 6)	(19)	34	(20)	1
Other—net	(14)	(2)	19	39

	4,223	3,270	8,240	6,487

Earnings before income taxes	345	646	799	1,079

Income taxes (recoveries)
Current	84	345	162	712
Future	(5)	(129)	26	(391)

	79	216	188	321

Net earnings	266	430	611	758
Other comprehensive income
Cumulative foreign currency translation adjustment	110	(256)	35	(165)
Hedge of net investment, net of tax (note 12)	(39)	57	(13)	37
Derivatives designated as cash flow hedges, net of tax (note 12)	—	—	4	1

	71	(199)	26	(127)

Comprehensive income	$337	$231	$637	$631

Earnings per share
Basic and diluted	$0.31	$0.51	$0.72	$0.89
Weighted average number of common shares outstanding (millions) (note 9)
Basic and diluted	849.9	849.6	849.9	849.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	2

Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended June 30		Six months ended June 30
(millions of dollars) (unaudited)	2010	2009	2010	2009
Common shares
Beginning of period	$3,585	$3,570	$3,585	$3,568
Options exercised	—	14	—	16

End of period	3,585	3,584	3,585	3,584

Retained earnings
Beginning of period	10,922	10,509	10,832	10,436
Net earnings	266	430	611	758
Ordinary dividends on common shares	(255)	(255)	(510)	(510)

End of period	10,933	10,684	10,933	10,684

Accumulated other comprehensive income
Beginning of period	(49)	431	(4)	359
Other comprehensive income
Cumulative foreign currency translation adjustment	110	(256)	35	(165)
Hedge of net investment, net of tax (note 12)	(39)	57	(13)	37
Derivatives designated as cash flow hedges, net of tax (note 12)	—	—	4	1

	71	(199)	26	(127)

End of period	22	232	22	232

Shareholders’ equity	$14,540	$14,500	$14,540	$14,500

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	3

Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(millions of dollars) (unaudited)	2010	2009	2010	2009
Operating activities
Net earnings	$266	$430	$611	$758
Items not affecting cash
Accretion (note 7)	13	12	26	25
Depletion, depreciation and amortization	511	450	996	920
Future income taxes (recoveries)	(5)	(129)	26	(391)
Foreign exchange	21	69	6	46
Other	—	1	36	40
Settlement of asset retirement obligations (note 7)	(7)	(5)	(22)	(15)
Change in non-cash working capital (note 4)	(308)	(265)	(591)	(585)

Cash flow—operating activities	491	563	1,088	798

Financing activities
Bank operating loans financing—net	—	(51)	—	—
Long-term debt issuance	345	2,954	1,679	3,604
Long-term debt repayment	(345)	(1,416)	(979)	(1,866)
Debt issue costs	—	(13)	(4)	(13)
Proceeds from exercise of stock options	—	5	—	6
Proceeds from monetization of financial instruments	—	—	—	37
Dividends on common shares	(255)	(255)	(510)	(510)
Other	20	3	23	4
Change in non-cash working capital (note 4)	(27)	10	3	(153)

Cash flow—financing activities	(262)	1,237	212	1,109

Available for investing	229	1,800	1,300	1,907

Investing activities
Expenditures on property, plant and equipment	(614)	(488)	(1,333)	(1,218)
Asset sales	9	3	12	26
Other	(24)	(1)	(74)	(3)
Change in non-cash working capital (note 4)	2	(172)	(193)	(388)

Cash flow—investing activities	(627)	(658)	(1,588)	(1,583)

Increase (decrease) in cash and cash equivalents	(398)	1,142	(288)	324
Cash and cash equivalents, beginning of period	502	95	392	913

Cash and cash equivalents, end of period	$104	$1,237	$104	$1,237

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	4

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1	Segmented Financial Information

	Upstream		Midstream				Downstream				Corporate and Eliminations (1)		Total
			Upgrading		Infrastructure and Marketing		Canadian Refined Products		U.S. Refining and Marketing
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Three months ended June 30
Sales and operating revenues, net of royalties	$1,086	$1,167	$405	$399	$1,959	$1,760	$700	$587	$1,881	$1,497	$(1,463)	$(1,494)	$4,568	$3,916
Costs and expenses
Operating, cost of sales, selling and general	396	364	354	389	1,895	1,678	659	506	1,856	1,237	(1,484)	(1,438)	3,676	2,736
Depletion, depreciation and amortization	394	348	16	8	10	9	25	23	47	49	19	13	511	450
Interest—net	—	—	—	—	—	—	—	—	—	—	55	50	55	50
Foreign exchange	—	—	—	—	—	—	—	—	—	—	(19)	34	(19)	34

	790	712	370	397	1,905	1,687	684	529	1,903	1,286	(1,429)	(1,341)	4,223	3,270

Earnings (loss) before income taxes	296	455	35	2	54	73	16	58	(22)	211	(34)	(153)	345	646
Current income taxes	16	270	15	17	16	25	15	8	—	—	22	25	84	345
Future income taxes	70	(138)	(5)	(17)	(2)	(5)	(11)	8	(8)	77	(49)	(54)	(5)	(129)

Net earnings (loss)	$210	$323	$25	$2	$40	$53	$12	$42	$(14)	$134	$(7)	$(124)	$266	$430

Expenditures on property, plant and equipment—Three months ended June 30 (2)	$490	$405	$16	$12	$12	$5	$65	$20	$51	$43	$4	$7	$638	$492

Six months ended June 30
Sales and operating revenues, net of royalties	$2,338	$2,212	$913	$712	$4,046	$3,795	$1,306	$1,075	$3,600	$2,625	$(3,164)	$(2,853)	$9,039	$7,566
Costs and expenses
Operating, cost of sales, selling and general	779	741	821	643	3,905	3,626	1,229	928	3,574	2,278	(3,148)	(2,738)	7,160	5,478
Depletion, depreciation and amortization	769	719	25	16	20	18	51	46	93	99	38	22	996	920
Interest—net	—	—	—	—	—	—	—	—	1	1	103	87	104	88
Foreign exchange	—	—	—	—	—	—	—	—	—	—	(20)	1	(20)	1

	1,548	1,460	846	659	3,925	3,644	1,280	974	3,668	2,378	(3,027)	(2,628)	8,240	6,487

Earnings (loss) before income taxes	790	752	67	53	121	151	26	101	(68)	247	(137)	(225)	799	1,079
Current income taxes	32	561	25	36	31	50	30	16	—	—	44	49	162	712
Future income taxes	197	(343)	(6)	(21)	1	(8)	(23)	13	(25)	90	(118)	(122)	26	(391)

Net earnings (loss)	$561	$534	$48	$38	$89	$109	$19	$72	$(43)	$157	$(63)	$(152)	$611	$758

Expenditures on property, plant and equipment—Six months ended June 30 (2)	$1,172	$1,073	$25	$31	$15	$19	$81	$25	$73	$69	$6	$13	$1,372	$1,230
Total assets—As at June 30	$16,768	$15,877	$1,424	$1,429	$1,692	$1,364	$1,473	$1,624	$5,122	$5,081	$626	$1,486	$27,105	$26,861

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.
(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	5

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Geographical Financial Information

	Canada		United States		Other International		Total
	2010	2009	2010	2009	2010	2009	2010	2009
Three months ended June 30

Sales and operating revenues, net of royalties	$2,483	$2,228	$2,018	$1,622	$67	$66	$4,568	$3,916

Expenditures on property, plant and equipment (1)	492	313	51	50	95	129	638	492

Six months ended June 30

Sales and operating revenues, net of royalties	$5,026	$4,518	$3,886	$2,934	$127	$114	$9,039	$7,566

Expenditures on property, plant and equipment (1)	1,096	914	73	81	203	235	1,372	1,230

As at June 30

Property, plant and equipment, net	$16,903	$16,301	$3,613	$3,866	$1,147	$751	$21,663	$20,918

Goodwill (2)	160	160	536	588	—	—	696	748

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period.
(2)	Goodwill relates to Western Canada in the upstream segment and to the Lima Refinery in the downstream segment—U.S. Refining and Marketing. Changes in goodwill for the U.S. arise from translation of goodwill in the Company’s self-sustaining U.S. operations.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	6

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 2	Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2009. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2009. Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 3	Pending Accounting Pronouncements

a)	Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations,” which will replace CICA Section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 is effective for Husky on January 1, 2011 with prospective application and early adoption permitted.

b)	Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” which will replace CICA Section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for Husky on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

c)	Non-controlling Interests

In January 2009, the CICA issued Section 1602, “Non-controlling Interests,” which will replace CICA Section 1600, “Consolidated Financial Statements.” Minority interest is now referred to as non-controlling interest (“NCI”), and is presented within equity. Under this new guidance, when there is a loss or gain of control, the Company’s remaining or initial interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, at the time of an acquisition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. This standard will have no impact to the Company. Section 1602 requires retrospective application as at its effective date of January 1, 2011 with early adoption permitted.

d)	International Financial Reporting Standards

The AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian generally accepted accounting principles (“GAAP”) for years beginning on or after January 1, 2011.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	7

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

In July 2009, the International Accounting Standards Board (“IASB”) approved additional IFRS transitional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties.

Husky expects that the areas of most significant impact will include property, plant, and equipment and asset retirement obligations.

Note 4	Cash Flows—Change in Non-cash Working Capital

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$(63)	$(41)	$(352)	$185
Inventories	(38)	(281)	(188)	(337)
Prepaid expenses	(30)	(12)	(31)	(19)
Accounts payable and accrued liabilities	(202)	(93)	(210)	(955)

Change in non-cash working capital	$(333)	$(427)	$(781)	$(1,126)

Relating to:
Operating activities	$(308)	$(265)	$(591)	$(585)
Financing activities	(27)	10	3	(153)
Investing activities	2	(172)	(193)	(388)

b) Other cash flow information:
Cash taxes paid	$90	$258	$689	$955
Cash interest paid	85	40	109	69

Cash and cash equivalents at June 30, 2010 included $6 million of bank overdraft and $110 million of short-term investments with maturities less than three months.

Note 5	Bank Operating Loans

At June 30, 2010, the Company had unsecured short-term borrowing lines of credit with banks totalling $395 million (December 31, 2009—$395 million). As at June 30, 2010, letters of credit under these lines of credit totalled $129 million (December 31, 2009—$133 million). As at June 30, 2010 and December 31, 2009, there were no bank operating loans outstanding.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. As at June 30, 2010, there was no balance outstanding under this credit facility.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	8

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 6	Long-term Debt

	Maturity	June 30 2010	Dec. 31 2009

Long-term debt
6.25% notes (U.S. $400)	2012	$424	$419
5.90% notes (U.S. $750) (1)	2014	800	785
3.75% medium-term notes (1)	2015	308	—
7.55% debentures (U.S. $200) (1)	2016	224	208
6.20% notes (U.S. $300) (1)	2017	340	312
6.15% notes (U.S. $300)	2019	318	314
7.25% notes (U.S. $750)	2019	796	785
5.00% medium-term notes	2020	400	—
6.80% notes (U.S. $387)	2037	410	405
Debt issue costs (2)		(29)	(26)
Unwound interest rate swaps		25	27

		$4,016	$3,229

(1)	A portion of the Company’s debt is designated in a fair value or cash flow hedging relationship for interest rate risk management and recorded at fair value. Refer to Note 12.
(2)	Calculated using the effective interest rate method.

On December 21, 2009, Husky filed a debt shelf prospectus with the Alberta Securities Commission that enables Husky to offer up to $1 billion of medium-term notes in Canada until January 21, 2012. During the 25-month period that the shelf prospectus is effective, medium-term notes may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. On March 12, 2010, Husky issued $300 million of 3.75% notes due March 12, 2015 and $400 million of 5.00% notes due March 12, 2020. The notes are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	9

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Interest—net consisted of:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Interest expense
Long-term debt	$57	$48	$111	$81
Contribution payable	22	23	44	48
Short-term debt	—	—	—	3

	79	71	155	132
Amount capitalized	(4)	—	(8)	—

	75	71	147	132
Interest income
Contribution receivable	(19)	(20)	(38)	(42)
Other	(1)	(1)	(5)	(2)

	(20)	(21)	(43)	(44)

Interest—net	$55	$50	$104	$88

Foreign exchange (gains) and losses consisted of:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
(Gain) loss on translation of U.S. dollar denominated long-term debt	$94	$(83)	$29	$(51)
(Gain) loss on cross currency swaps	(16)	34	(5)	22
(Gain) loss on contribution receivable	(57)	116	(18)	74
Other gains	(40)	(33)	(26)	(44)

(Gain) loss	$(19)	$34	$(20)	$1

Interest coverage ratios:

	Six months ended June 30
	2010	2009
Interest coverage ratios on long-term debt (1) (3)
Earnings	8.4	21.9
Cash flow	14.0	38.7
Interest coverage ratios on total debt (2) (3)
Earnings	8.3	21.0
Cash flow	13.7	37.2

(1)	Interest coverage on long-term debt on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest expense on long-term debt and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operating activities before interest expense on long-term debt and current income taxes divided by interest expense on long-term debt and capitalized interest. Long-term debt includes the current portion of long-term debt.
(2)	Interest coverage on total debt on an earnings basis is equal to earnings before interest expense on total debt and income taxes divided by interest expense on total debt and capitalized interest. Interest coverage on total debt on a cash flow basis is equal to cash flow from operating activities before interest expense on total debt and current income taxes divided by interest expense on total debt and capitalized interest. Total debt includes short and long-term debt.
(3)	Calculated for the 12 months ended for the dates shown.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	10

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 7	Other Long-term Liabilities

Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

	Six months ended June 30
	2010	2009
Asset retirement obligations at beginning of year	$793	$711
Liabilities incurred/acquired	11	10
Liabilities disposed	(1)	(2)
Liabilities settled	(22)	(15)
Accretion	26	25

Asset retirement obligations at June 30	$807	$729

At June 30, 2010, the estimated total undiscounted inflation-adjusted amount required to settle outstanding asset retirement obligations was $5.9 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 9.6%.

Note 8	Commitments and Contingencies

The Company has no material litigation other than various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

In the normal course of business, Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable. Refer to Husky’s 2009 annual MD&A under Section 8.3, “Cash Requirements,” which summarizes contractual requirements and commercial commitments as at December 31, 2009. During the first six months of 2010, the Company issued $400 million in medium-term notes due March 12, 2020 at 5.00% per annum, payable semi-annually and $300 million in medium-term notes due March 12, 2015 at 3.75% per annum, payable semi-annually. During the first half of 2010, the Company increased its unconditional purchase obligations by $1,000 million, $279 million in 2010, $96 million in 2011/2012, $500 million in 2013/2014 and $125 million thereafter. The purchase obligations are related to the Company’s East Coast operations ($250 million) and refined product purchases ($750 million).

The Terra Nova oil field is divided into three distinct areas known as the Graben, the East Flank and the Far East. Husky currently holds a combined 12.51% working interest in the field, subject to redetermination. The process of working interest redetermination is before an arbitrator who is expected to make a decision by the third quarter of 2010. Arbitration will result in Husky’s combined working interest ranging between 10.58% and 15.15%, with a pre-tax earnings impact ranging between a loss of $150 million and a gain of $250 million. At this time, the outcome of the arbitration process is not reasonably determinable therefore no amount has been reflected in the Consolidated Financial Statements as at June 30, 2010.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	11

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 9	Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

Common Shares

Changes to issued common shares were as follows:

	Six months ended June 30
	2010		2009
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	849,860,935	$3,585	849,354,810	$3,568
Options exercised	—	—	498,125	16

Balance at June 30	849,860,935	$3,585	849,852,935	$3,584

Stock Options

In accordance with the Company’s stock option plan, common share options may be granted to officers and certain other employees. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. For options granted prior to 2010, when the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option. For options granted in 2010, when the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares for the five trading days following the surrender date and the exercise price of the option.

All stock options awarded have a maximum term of five years. Normal options granted vest over three years on the basis of one-third per year. Performance options granted may vest in up to one-third increments if the Company’s annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company’s relative ranking.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	12

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The following tables cover all stock options granted by the Company for the periods shown.

	Six months ended June 30
	2010		2009
	Number of Options (thousands)	Weighted Average Exercise Prices	Number of Options (thousands)	Weighted Average Exercise Prices
Outstanding, beginning of year	28,399	$40.78	30,827	$40.10
Granted	8,402	$28.09	863	$29.81
Exercised for common shares	—	$—	(498)	$12.53
Surrendered for cash	(5)	$16.41	(730)	$13.01
Forfeited	(5,514)	$41.33	(1,513)	$41.60

Outstanding at June 30	31,282	$37.28	28,949	$40.87

Options exercisable at June 30	17,412	$41.08	13,079	$41.03

	June 30, 2010
	Outstanding Options			Options Exercisable
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
$24.14 - $29.99	9,258	$28.19	5	244	$27.57
$30.00 - $34.99	1,988	$31.58	3	771	$32.10
$35.00 - $39.99	930	$38.49	2	719	$38.06
$40.00 - $42.99	15,536	$41.58	2	14,480	$41.61
$43.00 - $45.02	3,570	$45.02	3	1,198	$45.02

	31,282	$37.28	3	17,412	$41.08

Performance Share Units

In May 2010, the Board of Directors of Husky established the Performance Share Unit Plan for certain officers and employees of the Company. A performance share unit (“PSU”) is a time-vested award entitling participants to receive cash based on the Company’s share price at the time of vesting. The amount of cash is contingent on the Company’s total shareholder return relative to a peer group of companies. On May 6, 2010, 230,000 PSUs were granted to senior management.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	13

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 10	Employee Future Benefits

Total benefit costs recognized were as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Employer current service cost	$8	$8	$17	$16
Interest cost	4	4	7	7
Expected return on plan assets	(3)	(2)	(5)	(4)
Amortization of net actuarial losses	1	1	2	2

	$10	$11	$21	$21

Note 11	Related Party Transactions

On May 11, 2009, the Company issued 5 and 10-year senior notes of U.S. $251 million and U.S. $107 million, respectively, to certain management, shareholders, affiliates and directors. These notes were offered through an existing base shelf prospectus, which was filed with the U.S. Securities and Exchange Commission in February 2009. The coupon rates offered were 5.90% and 7.25% for the 5- and 10-year tranches respectively. Subsequent to this offering, U.S. $22 million of the 5-year senior notes and U.S. $75 million of the 10-year senior notes issued to related parties were sold to third parties. These transactions were measured at the exchange amount, which was equivalent to the fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At June 30, 2010, the senior notes are included in long-term debt on the Company’s balance sheet.

TransAlta Power, L.P. (“TAPLP”) is under the indirect control of one of Husky’s principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. (“TACLP”) which is the Company’s joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For the six months ended June 30, 2010, the total value of natural gas sales to the Meridian and other cogeneration facilities owed by TACLP was $51 million (2009 – $21 million). At June 30, 2010, the total value of accounts receivables related to these transactions was nil.

Note 12	Financial Instruments and Risk Management

Details of the Company’s significant accounting policies and risk management for the recognition and measurement of financial instruments and the basis for which income and expense are recognized are disclosed in Note 3 and Note 23 of the Company’s 2009 consolidated financial statements.

Fair Value of Financial Instruments

The Company’s financial instruments as at June 30, 2010 included cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, contribution payable, long-term debt, the derivative portion of cash flow hedges, fair value hedges and freestanding derivatives.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these items.

At June 30, 2010, the carrying value of the contribution receivable and contribution payable was $1.3 billion and $1.5 billion respectively. The fair value of these financial instruments is not readily determinable due to uncertainties regarding timing of the cash flows.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	14

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The derivative portion of cash flow hedges, fair value hedges, and free standing derivatives that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon fair value hierarchy in accordance with CICA handbook Section 3862. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. All of Husky’s assets and liabilities that are recorded at fair value on a recurring basis are included in Level 2.

Commodity Price Risk Management

Natural Gas Contracts

At June 30, 2010, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	23,001	$(10)
Physical sale contracts	(23,001)	$11

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized loss of $1 million (2009 – loss of less than $1 million) has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Natural Gas Storage Contracts

At June 30, 2010, the Company had the following third party physical purchase and sale natural gas storage contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	6,793	$(6)
Physical sale contracts	(45,640)	$26

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain of $7 million (2009 – $30 million loss) has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income. The natural gas inventory of 38,848 mmcf (2009 – 9,895 mmcf) held in storage is recorded at fair value. At June 30, 2010, the fair value of the inventory was $173 million (2009 – $127 million), resulting in a $24 million unrealized loss (2009 – $40 million unrealized gain) recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Oil Contracts

On July 1, 2009, the Company designated certain crude oil purchase and sale contracts as fair value hedges against the changes in the fair value of the inventory held in storage. The assessment of effectiveness for the fair value hedges excludes changes between current market prices and market prices on the settlement date in the future.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	15

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

At June 30, 2010, the Company had the following third party crude oil purchase contracts, which have been designated as a fair value hedge:

	Volumes (bbls)	Fair Value
Physical purchase contracts	1,963,684	$(5)

These contracts have been recorded at their fair value in accounts receivable and the resulting unrealized loss of $5 million has been recorded in cost of sales in the Consolidated Statements of Earnings and Comprehensive Income. The crude oil inventory held in storage is recorded at fair value. At June 30, 2010, the fair value of the inventory was $136 million, resulting in a gain of $2 million recorded in cost of sales in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has entered into contracts for future crude oil purchases, whereby there is a requirement to pay the market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. The contracts have been recorded at fair value in accounts receivable and accrued liabilities. For the six months ended June 30, 2010, a loss of $5 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Interest Rate Risk Management

At June 30, 2010, the Company had entered into a fair value hedge using interest rate swap arrangements whereby the fixed interest rate coupon on the long-term debt was swapped to floating rates with the following terms:

Notional Amount	Swap Maturity	Swap Rate (1) (percent)	Fair Value
U.S. $ 200	November 15, 2016	LIBOR + 417 bps	$12
U.S. $ 300	September 15, 2017	LIBOR + 264 bps	$22
U.S. $ 150	June 15, 2014	LIBOR + 350 bps	$4
Cdn $ 300	March 12, 2015	CDOR + 0.83%	$8

(1)	Weighted average rate.

These contracts have been recorded at fair value in other long-term liabilities. As at June 30, 2010, the Company recognized an unrealized gain of $11 million on the interest rate swap arrangements recorded in interest expense in the Consolidated Statements of Earnings and Comprehensive Income.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency. At June 30, 2010, the Company had a cash flow hedge using the following cross currency debt swaps:

Debt	Swap Amount		Canadian Equivalent	Swap Maturity	Interest Rate (percent)	Fair Value
6.25% notes	U.S. $	150	$211	June 15, 2012	7.41	$(60)
6.25% notes	U.S. $	75	$89	June 15, 2012	5.65	$(9)
6.25% notes	U.S. $	50	$59	June 15, 2012	5.67	$(5)
6.25% notes	U.S. $	75	$88	June 15, 2012	5.61	$(7)

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	16

Notes to the Consolidated Financial Statements

Six months ended June 30, 2010 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt and the remaining gain has been included in Other Comprehensive Income (“OCI”).

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During the first six months of 2010, the impact of these contracts was a realized gain of $18 million (2009 – gain of $5 million) recorded in foreign exchange expense.

As at June 30, 2010, the Company has designated U.S $987 million (2009 – $687 million) of its U.S. debt as a hedge of the Company’s net investment in the U.S refining operations, which are considered self-sustaining. In the first six months of 2010, the unrealized foreign exchange loss arising from the translation of the debt was $13 million (2009 – $37 million gain), net of tax recovery of $1 million (2009 – $6 million expense), which was recorded in OCI.

Held-for-Trading Financial Liabilities

The Company’s cross currency swaps have been designated as a cash flow hedge and the derivative component of the hedge meets the definition of a held-for-trading financial liability. The cross currency swaps counterparties’ credit profiles have not materially changed over the past year or since inception. As a result, the amount of change during the period and cumulatively in the fair value of the cross currency swaps has not been materially impacted by changes resulting from credit risk. At maturity, the Company is contractually obligated under the cross currency swaps to pay $447 million and receive U.S. $350 million.

Credit Risk

Credit risk represents the financial loss that the Company would suffer if the Company’s counterparties to a financial instrument, in owing an amount to the Company, fail to meet or discharge their obligation to the Company. The Company’s accounts receivable are broad based with customers in the energy industry, midstream and end user segment and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial reassurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts.

The Company’s objectives, processes and policies for managing credit risk have not changed from the previous year.

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than 90 days. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure.

Note 13    Government Assistance

Husky has government assistance programs in place where it receives funding based on ethanol sales volume from the Lloydminster and Minnedosa ethanol plants. Applications for funding from the Department of Natural Resources and the Government of Manitoba are submitted on a monthly and quarterly basis, respectively. The programs expire in 2015. Prior to the second quarter of 2010, funding received was based on ethanol production margins. In the second quarter of 2010, amendments were made to the terms under these programs which require funding to be based on ethanol sales volume. In the first quarter of 2010, $17 million ($11 million first quarter of 2009) of funding received have been recorded in cost of sales in the Consolidated Statements of Earnings and Comprehensive Income. In the second quarter of 2010, $15 million ($16 second quarter of 2009 recorded in cost of sales) of funding received under these programs have been recorded in sales in the Consolidated Statements of Earnings and Comprehensive Income. Under the terms of the programs, funding accepted by the Company could be required to be repaid if certain conditions are not met.

HUSKY ENERGY INC. – 2010 SECOND QUARTER RESULTS	17